November 3, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (864) 233-6067</u>

Mr. Bill Franks
Principal Financial Officer
Palmetto Real Estate Trust
45 Liberty Lane
Greenville, SC 29067

> **Re: Palmetto Real Estate Trust**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed March 31, 2005**
> **File No. 000-00179**

Dear Mr. Franks:

We have reviewed your October 31, 2005 response letter and have the following additional comment.

1. We note in your response to comment 6 that you did not recognize revenue for the Haywood-Pelham Road lease on a straight-line basis in your historical financial statements. Please confirm to us whether all other leases are accounted for on a straight-line basis in accordance with FTB 85-3, as applicable.

* * * *

You may contact Josh Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief